UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2017 (Report No. 2)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant’s name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Attached hereto and incorporated by reference herein is the registrant’s press release issued on November 9, 2017, announcing its financial results for the third quarter ended September 30, 2017.

In the registrant’s report on Form 6-K furnished to the SEC on October 20, 2017 (Report No. 2), the registrant reported that the annual and extraordinary general meeting of shareholders held on October 19, 2017, the shareholders of the registrant approved item 8(b) (as referred to in such report) and did not approve item 8(c) (as referred to in such report). However, item 8(c) was approved, and item 8(b) was not approved by the registrant’s shareholders.

The prior paragraph and the GAAP financial statements in this Form 6-K of the registrant are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947 and File No. 333-217556) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press release issued by Alcobra Ltd. on November 9, 2017, announcing its financial results for the third quarter ended September 30, 2017.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Tomer Berkovitz
Name: Dr. Tomer Berkovitz

Chief Financial Officer and Chief Operating Officer

Date: November 9, 2017